UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

36Kr Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares $0.0001 par value per share

(Title of Class of Securities)

88429K 10 3**

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 88429K 10 3 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “KRKR.” One ADS represents twenty-five Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88429K 10 3	SCHEDULE 13G

1.	Names of Reporting Persons M36 Investment Limited
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	Sec Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 62,688,000 (2)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 62,688,000 (2)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,688,000 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 6.7% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)

This statement on Schedule 13G is filed by M36 Investment Limited (“M36 Limited”), Shanghai Chuangji Investment Center (Limited Partnership) (“SCI Center”), Shanghai Changchuang Investment Management Partnership (Limited Partnership) (“SCI Management”), Shanghai Jingsheng Investment Management Co., Ltd. (“SJI Management”) and David Su Tuong Sing (“Su,” collectively, with M36 Limited, SCI Center, SCI Management and SJI Management, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

All of such shares are Class A ordinary shares held by M36 Limited. SCI Center is the sole owner of M36 Limited and SCI Management and SJI Management are the direct and indirect general partners, respectively, of SCI Center, and as such, may exercise voting and dispositive power over these shares. Su, the representative of SJI Management and the sole director of M36 Limited, may exercise voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 937,358,520 Class A ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons by the Issuer.

1.	Names of Reporting Persons Shanghai Chuangji Investment Center (Limited Partnership)
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	Sec Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 62,688,000 (2)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 62,688,000 (2)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,688,000 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 6.7% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of such shares are Class A ordinary shares held by M36 Limited. SCI Center is the sole owner of M36 Limited and SCI Management and SJI Management are the direct and indirect general partners, respectively, of SCI Center, and as such, may exercise voting and dispositive power over these shares. Su, the representative of SJI Management and the sole director of M36 Limited, may exercise voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 937,358,520 Class A ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons by the Issuer.

1.	Names of Reporting Persons Shanghai Changchuang Investment Management Partnership (Limited Partnership)
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	Sec Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 62,688,000 (2)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 62,688,000 (2)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,688,000 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 6.7% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of such shares are Class A ordinary shares held by M36 Limited. SCI Center is the sole owner of M36 Limited and SCI Management and SJI Management are the direct and indirect general partners, respectively, of SCI Center, and as such, may exercise voting and dispositive power over these shares. Su, the representative of SJI Management and the sole director of M36 Limited, may exercise voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 937,358,520 Class A ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons by the Issuer.

1.	Names of Reporting Persons Shanghai Jingsheng Investment Management Co., Ltd.
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	Sec Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 62,688,000 (2)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 62,688,000 (2)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,688,000 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 6.7% (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of such shares are Class A ordinary shares held by M36 Limited. SCI Center is the sole owner of M36 Limited and SCI Management and SJI Management are the direct and indirect general partners, respectively, of SCI Center, and as such, may exercise voting and dispositive power over these shares. Su, the representative of SJI Management and the sole director of M36 Limited, may exercise voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 937,358,520 Class A ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 88429K 10 3	SCHEDULE 13G

1.	Names of Reporting Persons David Su Tuong Sing
2.	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	Sec Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 62,688,000 (2)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 62,688,000 (2)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,688,000 (2)
10.	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	Percent of class represented by amount in row (9) 6.7% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of such shares are Class A ordinary shares held by M36 Limited. SCI Center is the sole owner of M36 Limited and SCI Management and SJI Management are the direct and indirect general partners, respectively, of SCI Center, and as such, may exercise voting and dispositive power over these shares. Su, the representative of SJI Management and the sole director of M36 Limited, may exercise voting and dispositive power over these shares.

(3)	This percentage is calculated based on a total of 937,358,520 Class A ordinary shares outstanding as of December 31, 2019, as disclosed to the Reporting Persons by the Issuer.

CUSIP No. 88429K 10 3	SCHEDULE 13G

Item 1.	Issuer

(a) Name of Issuer: 36Kr Holdings Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

5-6F Twr A1 Junhao Ctr Park Pl 10 S Chaoyang Pk Av

Chaoyang Beijing, 100026

People’s Republic of China

Item 2.	Filing Person

(a) – (c) Name of Persons Filing; Address; Citizenship:

This statement on Schedule 13G is being filed jointly by the following persons, collectively, the “Reporting Persons”:

(a) Name of Person Filing

M36 Investment Limited (“M36 Limited”)

Shanghai Chuangji Investment Center (Limited Partnership) (“SCI Center”)

Shanghai Changchuang Investment Management Partnership (Limited Partnership) (“SCI Management”)

Shanghai Jingsheng Investment Management Co., Ltd. (“SJI Management”)

David Su Tuong Sing (“Su”)

(b) Address of Principal Business Office or, if none, Residence

The address for SCI Center is:

Room 526, Building B, No. 68 Dongheyan,

Chengqiao Town, Chongming County,

Shanghai, China (Shanghai Chengqiao Economic Development Zone)

The address for each of SCI Management and SJI Management is:

Room 184, Area M, No. 2, Lane 921, Xinshen Road,

Xinhe Town, Chongming County,

Shanghai, China (Shanghai Fusheng Economic Development Zone)

The address for M36 Limited is:

SHRM Trustees (BVI) Limited of Trinity Chambers,

PO Box 4301, Road Town, Tortola, British Virgin Islands

The address for David Su Tuong Sing is:

Flat 2807, 28/F

AIA Central

No. 1 Connaught Road, Central

Hong Kong, China

(c) Citizenship

M36 Limited is a limited liability company organized under the laws of the British Virgin Islands.

SCI Center, SCI Management and SJI Management are limited partnerships organized under the laws of the People’s Republic of China.

Su is a citizen of the Republic of Singapore.

CUSIP No. 83356Q108	SCHEDULE 13G

(d) Title of Class of Securities: ordinary shares, par value of $0.0001 per share, of the issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to twenty-five votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e) CUSIP No.: 88429K 10 3

CUSIP number 88429K 10 3 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “KRKR.” No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2019:

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Exhibits:

Exhibit I:	Joint Filing Agreement by and among M36 Investment Limited, Shanghai Chuangji Investment Center (Limited Partnership), Shanghai Changchuang Investment Management Partnership (Limited Partnership), Shanghai Jingsheng Investment Management Co., Ltd. and David Su Tuong Sing.

CUSIP No. 83356Q108	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

M36 INVESTMENT LIMITED

By:	/s/ David Su Tuong Sing
Name:	David Su Tuong Sing
Title:	Director

SHANGHAI CHUANGJI INVESTMENT CENTER (LIMITED PARTNERSHIP)

By:	Shanghai Changchuang Investment Management Partnership (Limited Partnership), its general partner

By:	Shanghai Jingsheng Investment Management Co., Ltd., its general partner

By:	/s/ David Su Tuong Sing
Name:	David Su Tuong Sing
Title:	Director

SHANGHAI CHANGCHUANG INVESTMENT MANAGEMENT PARTNERSHIP (LIMITED PARTNERSHIP)

By:	Shanghai Jingsheng Investment Management Co., Ltd., its general partner

By:	/s/ David Su Tuong Sing
Name:	David Su Tuong Sing
Title:	Director

SHANGHAI JINGSHENG INVESTMENT MANAGEMENT CO., LTD.

By:	/s/ David Su Tuong Sing
Name:	David Su Tuong Sing
Title:	Director

/s/ David Su Tuong Sing DAVID SU TUONG SING